

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 30, 2021

Geoffrey Gwin
Chief Financial Officer
Eastside Distilling, Inc.
8911 NE Marx Drive, Suite 2A
Portland, Oregon 97220

  Re: Eastside Distilling, Inc.
    Registration Statement on Form S-3
    Filed November 24, 2021
    File No. 333-261327

Dear Mr. Gwin:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Gregory Herbers at 202-551-8028 with any questions.

        Sincerely,

        Division of Corporation Finance
        Office of Manufacturing

cc: Robert Brantl